Exhibit (a)(1)(S)
[FORM OF COMMUNICATION FROM P. STEVEN MELMAN TO ALL ELIGIBLE OPTION HOLDERS]

To:	Eligible Option Holders
From:	P. Steven Melman
Date:	July 18, 2008
Subject:	Tender Offer Update
Eligible Participants,
As all of you know, we have extended the tender offer period to August 18th. We are presently preparing an Amendment to our Tender Offer filed with the SEC to change the plan with regards to rules effecting only those people that hold eligible options under the French Sub-Plan. The changes being made to the plan will allow the French restricted stock to be “qualified” under French law. We presently plan to file such an Amendment with the SEC no later than August 1st, at which time you will be notified of such filing.
Therefore, if you do not hold eligible options under the French Sub-Plan, NOTHING will change with regards to your Election or your decision not to Elect. If you have Elected and received a confirmation from me, NOTHING will change and you need to do nothing further.
If you hold eligible options under the French Sub-plan, some parameters of the plan will change in order for the plan to be “qualified” in France. If you hold eligible options under the French Sub-plan and have already elected to participate, your Election will become void and you will be asked to Elect again. This election must be made before August 18th, at 9pm Pacific Standard Time. I know it is approaching holiday season in France. Please plan accordingly to get access to the new documents which will be sent to this alias and be prepared to make an Election, should you so chose, before the August 18th deadline.
Thank you
P. Steven Melman